Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND AMONG

NGL SUPPLY TERMINAL COMPANY, LLC,

TRAFIGURA SAWTOOTH HOLDINGS INC.

MAGNUM LIQUIDS HOLDINGS, LLC

AND

NGL ENERGY PARTNERS LP

(for the limited purpose set forth in Section 6.10.8)

DATED AS OF JUNE 18, 2021

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		Page
9.8	Entire Agreement	48
9.9	Severability	48
9.10	Counterparts	48
9.11	Further Assurances	48
9.12	Schedules and Exhibits	48
9.13	Specific Performance	49
9.14	Waiver of Jury Trial	49
9.15	Time	49

EXHIBITS

Exhibit A	—	R&W Insurance Policy
Exhibit B	—	Member Consent
Exhibit C	—	Assignment of Membership Interests
Exhibit D	—	Amended and Restated NGL Corporate Services Agreement

DISCLOSURE SCHEDULES

Schedule 1.1.19	—	Cavern Wells
Schedule 1.1.32(a)	—	Knowledge of Seller
Schedule 1.1.32(b)	—	Knowledge of Buyers
Schedule 1.1.49	—	Permitted Liens
Schedule 1.1.53	—	Buyers' Pro Rata Share
Schedule 2.4.3	—	Officers and Managers
Schedule 3.3	—	Seller Non-Contravention
Schedule 4.2	—	Company Non-Contravention
Schedule 4.3.1	—	Capitalization
Schedule 4.4	—	Financial Statements
Schedule 4.5.1	—	Absence of Undisclosed Liabilities
Schedule 4.5.2	—	Absence of Changes
Schedule 4.6	—	Compliance with Laws
Schedule 4.8.1	—	Environmental
Schedule 4.8.3	—	Governmental Notice
Schedule 4.8.4	—	Release of Hazardous Substances
Schedule 4.9.1	—	Material Contracts
Schedule 4.9.2	—	Material Contract Exceptions
Schedule 4.10.1	—	Real Property
Schedule 4.10.2	—	Real Property Agreement Consents
Schedule 4.11	—	Related Party Transaction
Schedule 4.12.1	—	Employees
Schedule 4.12.2	—	Labor Disputes
Schedule 4.12.7	—	Benefit Plans
Schedule 4.13	—	Insurance
Schedule 4.15	—	Intellectual Property
Schedule 4.16	—	Bank Accounts
Schedule 4.17.1	—	Indebtedness
Schedule 4.17.2	—	Net Working Capital
Schedule 4.21	—	Storage Capabilities
Schedule 4.23	—	Government Loans
Schedule 5.3	—	Buyers Non-Contravention
Schedule 5.4	—	Buyers Consents

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Schedule 8.4	—	Purchase Price Allocation

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MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (this “Agreement”), dated as of June 18, 2021, is made by and among NGL SUPPLY TERMINAL COMPANY, LLC, a Delaware limited liability company (“Seller”), TRAFIGURA SAWTOOTH HOLDINGS INC., a Delaware corporation (“Trafigura”), MAGNUM LIQUIDS HOLDINGS, LLC, a Delaware limited liability company (“Magnum,” and together with Trafigura, “Buyers,” and each a “Buyer”), and NGL ENERGY PARTNERS LP, a Delaware limited partnership (“Seller Parent”). Seller, Trafigura, Magnum and Seller Parent are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS:

(a)The Company (as defined below) is engaged in the development and operation of a Natural Gas Liquids (as defined below) storage facility located in Millard County, State of Utah and conducting the Business (as defined below);

(b)Seller owns Seventy-One and 48/100 percent (71.48%) of all of the outstanding membership interests of the Company (the “Subject Interests”); and

(c)Buyers each desire to purchase from Seller, and Seller desires to sell to each Buyer, on the terms and subject to the conditions of this Agreement, the Subject Interests.

AGREEMENT:

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.Definitions and Interpretation.

1.1Definitions. As used in this Agreement, the following capitalized terms will have the respective meanings set forth below:

1.1.1“Acquisition Transaction” means any offer to, or proposal by, any third party not subject to this Agreement for the purchase, lease or other acquisition or assumption (whether by merger, equity purchase, asset purchase, business combination or otherwise) of (a) any membership interest of the Company, (b) the Business, or (c) all or a material portion of the Company’s assets.

1.1.2“Affiliate” means with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such Person.

1.1.3“Amegy Credit Facility” means that certain Credit Agreement, dated as of November 27, 2019, by and between the Company, as borrower, and Zions Bancorporation, N.A. DBA Amegy Bank, as lender.
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1.1.4“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended.

1.1.5“Business” means the Company’s development and operation of facilities used for the storage, fractionation, handling, splitting and treatment of Natural Gas Liquids at the NGL Facility.

1.1.6“Business Day” means any day other than a Saturday, a Sunday or a day banks in Houston, Texas are authorized or required by Law to be closed.

1.1.7“Business Information” means all information, whether oral or written, directly concerning the Business, including, data, procedures, techniques, know-how, trade secrets or other documents designed, developed, or prepared for or on behalf of the Company in connection with the Business.

1.1.8“Buyer Material Adverse Effect” means any change or event that would materially and adversely impact Buyers’ ability to perform its obligations under this Agreement.

1.1.9“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Entity.

1.1.10“Code” means the Internal Revenue Code of 1986, as amended.

1.1.11“Company” means Sawtooth Caverns, LLC, a Delaware limited liability company, and its Subsidiary (unless a reference to “Subsidiary” is separately included).

1.1.12“Contract” means any contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, license, commitment or other arrangement, understanding, undertaking, commitment or obligation, whether written or oral.

1.1.13“Control” and its derivative expressions, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

1.1.14“COVID-19” means SARS-CoV-2 or COVID-19, and any variants thereof or related or associated epidemics, pandemics or disease outbreaks.

1.1.15“COVID-19 Laws” means the CARES Act, the Families First Coronavirus Response Act of 2020 or any other laws or regulations intended to address the consequences of COVID-19.

1.1.16“Current Assets” means, as of the Closing, the current assets of the Company as determined under GAAP applied in a manner consistent with preparation of the Financial Statements.

1.1.17“Current Liabilities” means, as of the Closing, the sum of (a) the current Liabilities of the Company as determined under GAAP applied in a manner
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consistent with preparation of the Financial Statements and (b) amounts that the Company would be obligated to pay under any Contract as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.

1.1.18“Customer Storage Contracts” means the Contracts identified on Schedule 4.9.1 with customers of the Company.

1.1.19“CW” means the applicable cavern well as numbered and identified in Schedule 1.1.19.

1.1.20“Disclosure Schedules” means the disclosure schedules of a Party attached to this Agreement.

1.1.21“Environmental Insurance Policy” means that certain Pollution and Remediation Legal Liability Policy No. PEC004068903 as renewed from time to time.

1.1.22“Environmental Laws” means all Laws relating to the regulation or protection of natural resources, conservation, human health (to the extent related to the exposure to Hazardous Substances), safety, or the environment, including, without limitation, any applicable Law relating to emissions, discharges, releases or threatened releases of Hazardous Substances into the environment (including ambient air, soil, surface water, ground water, wetlands, structures and improvements, land or subsurface strata), or otherwise relating to the generation, manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances. “Environmental Laws” include, without limitation the Resource Conservation and Recovery Act (“RCRA”), 42 U.S.C. §6901 et seq.; the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), 42 U.S.C. §9601 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. §1251 et seq.; the Federal Clean Air Act, 42 U.S.C. §7401 et seq.; the Toxic Substances Control Act, 15 U.S.C. §2601 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. §§ 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C.§300f et seq.; the Oil Pollution Act, 33 U.S.C. §2701 et seq.; the Occupational Safety and Health Act, 29 U.S.C. §651 et seq.; the Endangered Species Act, 16 U.S.C. §1531 et seq.; the Bald and Golden Eagle Protection Act, 16 U.S.C. §668 et seq.; and the Migratory Bird Treaty Act, 16 U.S.C. §703 et seq.; state equivalents to these statutes, and regulations issued under such federal or state statutes, all as amended from time to time.

1.1.23“Environmental Permit” means any Permit, identification number, license, registration, notice of intent or other authorization required, issued, granted, or authorized under any applicable Environmental Law.

1.1.24“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
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1.1.25“Field Production of Crude Oil” means crude oil production from oil and gas wells, including Lease Condensate, but excluding Plant Condensate and other processed liquids.

1.1.26“GAAP” means United States generally accepted accounting principles as in effect on the Closing Date applied on a consistent basis during the periods involved.

1.1.27“Governmental Approval” means any consent, approval, authorization or order of or filing with, any Governmental Entity.

1.1.28“Governmental Entity” means any federal, state, foreign or local government or any court of competent jurisdiction, regulatory or administrative agency or commission or other governmental entity or instrumentality, whether federal, state, foreign or local, including any arbitrator or arbitral panel with respect to any matter subject to binding arbitration.

1.1.29“Hazardous Substances” means any waste, pollutant, contaminant or any substance or material listed, defined, regulated or classified as a hazardous substance, hazardous material, extremely hazardous substance, toxic substance, or hazardous or solid waste, or other term of similar import under any Environmental Law, or that would otherwise reasonably be expected to result in liability under any Environmental Law, including hazardous waste, as defined in 42 U.S.C. §6903(5), any hazardous substance as defined in 42 U.S.C. §9601(14), any pollutant or contaminant as defined in 42 U.S.C. §9601(33) (including oil, petroleum or petroleum product, friable asbestos, urea formaldehyde insulation, polychlorinated biphenyls), per- or poly-fluoroalkyl substances, or chlorides, TDS and other regulated constituents in brine, in each case to the extent regulated by any Environmental Laws.

1.1.30“Indebtedness” means all (a) indebtedness of the Company with respect to borrowed money, notes payable or amounts outstanding under letter of credit facilities, including principal, interest, overdrafts, premiums, make whole premiums or payments, fees and prepayment, termination and other penalties and expenses with respect to the foregoing, (b) all obligations of the Company resulting from Seller’s obligation to terminate all interest rate protection agreements, foreign currency exchange arrangements, or other interest or exchange rate commodity or other hedging arrangements, to which the Company is a party effective as of the Closing, (c) all obligations of the Company under conditional sale or other title retention agreements relating to property or assets purchased by the Company, (d) all obligations of the Company issued or assumed as the deferred purchase price of property or services (other than current trade payables incurred in the ordinary course of business), (e) all indebtedness of any Person (other than the Company) with respect to borrowed money, notes payable or amounts outstanding under letter of credit facilities which amounts are secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property or assets owned by the Company, whether or not the obligations secured thereby have been assumed, (f) all guarantees, whether direct or indirect, by the
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Company of indebtedness of any Person other than the Company with respect to borrowed money, notes payable or amounts outstanding under letter of credit facilities and (g) all capital lease obligations of the Company.

1.1.31“Insolvency Proceeding” means any Action commenced by or against a Person under any provision of any administration, bankruptcy or insolvency Law, including assignments for the benefit of creditors, formal or informal moratoria, compositions, extensions generally with its creditors or proceedings seeking reorganization or other similar relief.

1.1.32“Knowledge” means the knowledge, after reasonable inquiry, of: (a) as to Seller, any of the Persons listed in Schedule 1.1.32(a) hereto; and (b) as to Buyers, any of the Persons listed in Schedule 1.1.32(b) hereto.

1.1.33“Known Conditions” means the matter described in Section 2 of Schedule 4.6.

1.1.34“Law” means any federal, state, local, municipal or foreign statute, law, ordinance, rule or regulation by any Governmental Entity.

1.1.35“Lease Condensate” means light liquid hydrocarbons recovered from lease separators or field facilities at associated and non-associated natural gas wells.

1.1.36“Liabilities” of any Person means, as of any given time, any and all Indebtedness, liabilities, commitments and obligations of any kind of such Person, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability).

1.1.37“Lien” means, with respect to any asset: (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge, security interest or other adverse claim in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, right of first refusal, right of first offer, call or similar right of a third party with respect to such securities.

1.1.38“LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of the Company, dated March 30, 2018, as amended.

1.1.39“Material Adverse Effect” means any event, change or circumstance that has, or could reasonably be expected to have, a material adverse effect on (a) the assets, properties, financial condition or results of operations of the Company or the Business, taken as a whole, or (b) the Company’s ability to perform it obligations under this Agreement, excluding any effect to the extent related to or resulting from (i) changes in general economic, regulatory or political conditions, changes in debt, equity, credit or currency
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markets or changes in Law or the interpretation thereof that, in any case, do not disproportionately affect the Company, its assets or the Business, (ii) changes which affect the national, regional or local Natural Gas Liquids storage industry as a whole and do not affect the Company materially differently from other like facilities or operations, (iii) any change in the national, regional or local wholesale or retail markets for Natural Gas Liquids storage services, including changes in pricing for commodities or services or the availability or costs of transportation for commodities, (iv) any change in any national, regional or local pipeline, truck or rail transportation system that does not disproportionately affect the Company, its assets or the Business as compared to other like businesses or operations, (v) any national or international political conditions, including the engagement by the United States in hostilities or the occurrence of any military or terrorist attack upon the United States or upon any military installation, equipment or personnel of the United States, that do not disproportionately affect the Company, its assets or the Business as compared to other like businesses or operations, (vi) any change in Law or GAAP, or in the authoritative interpretations thereof or in regulatory guidance related thereto, or (vii) changes resulting from the execution and performance of this Agreement and the consummation of the transactions contemplated hereby.

1.1.40“Material Contracts” means any Contract to which the Company is a party:

(a)evidencing Indebtedness of the Company;

(b)other than purchase orders, that provides for the payment by or on behalf of the Company in excess of $500,000 per annum;

(c)that provides for the Company to receive any payments in excess of $500,000 per annum;

(d)that is a Customer Storage Contract;

(e)that is a swap, option, hedge, future or similar instrument;

(f)that relates to the acquisition or disposition of any business or assets outside the ordinary course of business pursuant to which the Company has any remaining material Liability;

(g)that licenses Intellectual Property to or from a third party, other than “shrink wrap”, “click wrap” or “off the shelf” software licenses that are generally commercially available;

(h)that grants the Company an equity interest in any partnership or joint venture, including any agreement or commitment to make a loan or contribution to any joint venture or partnership;

(i)that contains covenants that in any way purport to (i) materially restrict the Company from soliciting, hiring or engaging any Person or (ii) materially limit the freedom of the Company to engage in the Business
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(j)providing for the employment or consultancy of any officer, director, employee, independent contractor or consultant of the Company who is a natural person on a full-time, part-time, consulting or other basis providing for (i) in the case of an employee, annual salary payments in excess of $200,000 (excluding bonuses and benefits), or (ii) in the case of a non-employee, annual cash payments in excess of $200,000;

(k)that is (i) a Real Property Agreement, or (ii) a Contract other than a Real Property Agreement relating to the lease or license of any material Asset having a value of in excess of $500,000;

(l)involving or giving rise to any capital lease obligations;

(m)any Contract under which the Company has advanced or loaned an amount to any of its Affiliates or employees other than in the ordinary course of business; or

(n)between the Company, on the one hand, and Seller or any Affiliate of Seller, on the other hand.

1.1.41“Multiemployer Plan” means a multiemployer plan within the meaning of Section 3(37) of ERISA for which the Company may have any liability, contingent or otherwise.

1.1.42“Natural Gas Liquids” means a group of hydrocarbons including ethane, propane, normal butane, isobutane, butylene, propylene, olefinic hydrocarbons, Pentanes Plus, and mixes thereof, but excluding Field Production of Crude Oil and Lease Condensate.

1.1.43“Net Working Capital” means, as of the Closing, (a) the Current Assets less (b) the Current Liabilities.

1.1.44“NGL Corporate Services Agreement” means the Corporate Services Agreement, between Seller and the Company, dated March 30, 2018.

1.1.45“NGL Facility” means the Natural Gas Liquids storage facility owned by the Company in Millard County, State of Utah, as the same may be modified and expanded from time to time.

1.1.46“Order” means any judgment, decision, decree, order, settlement, injunction, writ, stipulation, determination or award, in each case to the extent binding and finally determined, made or given under the authority of any Governmental Entity.

1.1.47“Pentanes Plus” means a mixture of liquid hydrocarbons, mostly pentanes and heavier, extracted from natural gas in a gas processing plant (including Plant Condensate) or from crude oil in a refinery.

1.1.48“Permit” means any license, franchise, registration, permit, approval, consent, waiver, variance, exemption or any other authorization of or from any Governmental Entity.
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1.1.49“Permitted Liens” means (a) Liens set forth in Schedule 1.1.49; (b) Liens for taxes, assessments and other charges of a Governmental Entity not yet due and payable; (c) restrictions on transfer arising by operation of applicable securities Laws; (d) statutory Liens of carriers, warehousemen, contractors, mechanics, materialmen and repairmen securing amounts incurred in the ordinary course of business and not yet delinquent or due (or which are being contested by appropriate proceedings and have been scheduled in Seller’s Disclosure Schedules); (e) all exceptions, restrictions, charges and obligations which are expressly set forth in any of the Permits of the Company, (f) Liens comprising security interests that collateralize any Indebtedness, or (g) in the case of Real Property, in addition to the items set forth above, (i) leases, variances, covenants, easements, rights of way, encumbrances or other matters validly affecting title which leases, variances, covenants, easements, rights of way, encumbrances or other matters are reflected in the title commitments made available to Buyers by Seller, and (ii) applicable zoning, building codes and other similar restrictions, and any other minor irregularities in title.

1.1.50“Person” means an individual, corporation, partnership, limited liability company, association, trust, incorporated organization, or other entity or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934).

1.1.51“Plant Condensate” means liquid hydrocarbons recovered at inlet separators or scrubbers in natural gas processing plants at atmospheric pressure and ambient temperatures, including Pentanes Plus.

1.1.52“PPP Loans” means loans under the Paycheck Protection Program pursuant to Section 1102 of the CARES Act guaranteed by the Small Business Administration.

1.1.53“Pro Rata Share” means with respect to each Buyer, the percentage set forth opposite such Buyer’s name on Schedule 1.1.53 hereto.

1.1.54“Public Official” means (a) any officer, employee or representative of any regional, federal, state, provincial, county or municipal government or government department, agency, or other division, (b) any officer, employee or representative of any commercial enterprise that is owned or controlled by a government, (c) any officer, employee or representative of any public international organization, (d) any person acting in an official capacity for any government or government entity, enterprise, or organization identified above and (e) any political party, party official or candidate for political office.

1.1.55“R&W Insurance Policy” means that certain buyer-side policy of representations and warranties insurance obtained by Buyers, attached as Exhibit A.

1.1.56“Real Property” means all real property which is owned or leased by the Company including all real property on which the NGL Facility is located, including easements appertaining thereto and including the real property and real property interests set forth in Schedule 4.10.1 attached hereto.
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1.1.57“Release” means the release, spill, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including the movement of Hazardous Substances through or in the soil, surface water or groundwater.

1.1.58“Remediation and Monitoring Requirements” means such actions as are necessary (a) to comply with all Environmental Laws and Environmental Permits and orders, notices (including without limitation any letter from the State of Utah’s Department of Environmental Quality, including without limitation that letter dated May 6, 2021, from the State of Utah's Department of Environmental Quality, to the Company, regarding comments on deficiencies in ground water monitoring plans and reports regarding ground water discharge permit #UGW270008), or other directives of or agreements or plans with any Governmental Entity in respect of the Known Conditions and (b) to investigate, monitor and remediate the Known Conditions to the degree necessary to obtain from the relevant Governmental Entities with jurisdiction under Environmental Laws over the Real Property in question (which for all purposes of Section 6.10, Section 7.2 and other related provisions of this Agreement, such Real Property in question shall include any real property owned by Magnum Development affected by the Known Conditions) a written determination (with the qualifiers customarily included by the issuing Governmental Entity) that no further investigation, remedial action or monitoring is necessary or required with respect to the Known Conditions.

1.1.59“Sanctioned Country” means, at any time, a country or territory which is itself the subject or target of any Sanctions (currently, Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine).

1.1.60“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom (irrespective of its status vis-à-vis the European Union), (b) any Person operating, organized or resident in a Sanctioned Country, or (c) any Person owned or controlled by any Person described in clause (a) or clause (b).

1.1.61“Sanctions” means any sanctions imposed, administered or enforced from time to time by any applicable Governmental Entity, including those administered by OFAC, the U.S. Department of State, Her Majesty’s Treasury, the United Nations, the European Union, or any agency or subdivision of any of the foregoing, including any regulations, rules, and executive orders issued in connection therewith.

1.1.62“Securities Act” means the Securities Act of 1933, as amended.

1.1.63“Seller Material Adverse Effect” means any change or event that would materially and adversely impact Seller’s ability to perform its obligations under this Agreement.
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1.1.64“Seller Taxes” means Seller’s proportionate share, based on its ownership of the Company, for any and all Taxes of the Company or for which the Company may otherwise be liable for any Tax period ending on or before the Closing Date and for the portion of any Straddle Period ending on the Closing Date (determined in accordance with Section 8.1.2); provided, however, no such Tax will constitute a Seller Tax to the extent such Tax was included as a Current Liability on Schedule 4.17.2. For the avoidance of doubt, Seller Taxes will include all Taxes and related Liabilities arising from the matter described in Schedule 4.6.

1.1.65“SITLA” means the School and Institutional Trust Lands Administration of the State of Utah

1.1.66“Solvent” means, with respect to any Person, (a) the “fair saleable value” of such Person’s assets exceeds (i) the value of all “liabilities, including contingent and other liabilities” of such Person, as such quoted terms are generally determined in accordance with applicable federal Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable Liabilities of such Person on its existing debts (including contingent Liabilities) as such debts become absolute and matured, (b) such Person does not have unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged and (c) such Person is able to pay its Liabilities as they mature.

1.1.67“Straddle Period” means any taxable period that begins on or before and ends after the Closing Date.

1.1.68“Subsidiary” means NGL Supply Terminal Solution Mining, LLC, a Utah limited liability company and a wholly-owned subsidiary of the Company.

1.1.69“Tax” means (a) any taxes, assessments, fees, unclaimed property and escheat obligations and other governmental charges imposed by any Governmental Entity, including any income, franchise, gross receipts, sales, use, license, employment, duty, environmental, registration, occupation, unemployment, social security, excise, stamp, value-added, property, real estate or any other tax, together with all interest, penalties and additions imposed with respect to such tax, whether or not disputed; (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, combined, consolidated, unitary or similar group with respect to any Taxes for any period; and (c) any liability of for the payment of any amounts of the type described in clause (a) or (b) as a result of the operation of law or any express or implied obligation to indemnify any other Person.

1.1.70“Tax Return” means any return, report or statement filed or required to be filed with respect to any Tax (including any elections, declarations, supporting information, schedules or attachments thereto, and any amendment thereof) including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes the Company.
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1.1.71“Third-Party Approvals” means any approval, consent, waiver, variance, exemption or any other authorization of or from any Person that is not a Governmental Entity or an Affiliate of the Person seeking such Third-Party Approval.

1.1.72“Transaction Expenses” (a) fees, costs and expenses incurred by the Company and its Subsidiary as of the Closing in the negotiation of this Agreement and other agreements contemplated hereby and the consummation of the transactions contemplated hereby or otherwise and (b) any severance payments, change of control payments, bonuses for retention or exit or similar payments or obligations owed to any officer, director, employee or other service provider of the Company payable in connection with the transactions (including the employer portion of any Taxes related thereto), but excluding any financing related activities of the Buyer.

1.1.73“Transfer Taxes” shall mean transfer, documentary, sales, use, registration and other such Taxes (including all applicable real estate transfer taxes).

1.1.74Other Defined Terms.

Defined Term	Section
Accounts Receivable	4.20
Action	3.5
Agreement	Preamble
Benefit Plans	4.12.7
Buyer(s)	Preamble
Buyer Indemnified Parties	7.2
Closing	2.2
Closing Date	2.2
Company Representative	4.22.1
Corporate Services Agreement	2.3.4
Damages	7.2
Employees	4.12.1
Environmental Monitoring and Remediation	6.10
Excluded Claims	6.9
Financial Statements	4.4
Fundamental Representations	7.1
Guaranteed Obligations	6.10.8
Intellectual Property	4.15
Magnum Development	6.10.1
Magnum License	6.10.4
Member Consent	2.3.3
Most Recent Balance Sheet	4.4
Party and Parties	Preamble
Purchase Price	2.1.2
Real Property Agreements	4.10.2
Related Person	4.11
Released Parties	6.9
Remediation Cap	6.10.7
Seller	Preamble
Seller Indemnified Parties	7.3.1

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Defined Term	Section
Seller Parent	Preamble
Subject Interests	Recital (b)
Survival Period	7.1
Transferred Employee	6.4.1

1.2Interpretation. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. For purposes of this Agreement, (a) words in the singular will be deemed to include the plural and vice versa and words of one gender shall be deemed to include the other gender as the context requires, (b) the terms “hereof”, “herein”, “herewith” and “hereunder” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, (c) the words “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation,” (d) captions to articles, sections and subsections of, and schedules and exhibits to, this Agreement are included for convenience of reference only and shall not constitute a part of this Agreement or affect the meaning or construction of any provision hereof, (e) references to time are to Houston, Texas time, and (f) all references to $ or dollar amounts are to lawful currency of the United States. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted. Except as otherwise stated herein, all accounting terms used, but not defined, herein have the meanings given to them under GAAP. If any period of days referred to in this Agreement shall end on a day that is not a Business Day, then the expiration of such period shall be automatically extended until the end of the first succeeding Business Day.

2.Purchase; Purchase Price; Closing.

2.1Amount of Purchase Price.

2.1.1.Upon the terms and subject to the conditions set forth in this Agreement and on the basis of the representations, warranties, covenants and agreements contained in this Agreement, at the Closing, Seller will sell, convey, transfer and assign to each Buyer, and Buyer will purchase from Seller, all right, title and interest in and to such Buyer’s Pro Rata Share of the Subject Interests, free and clear of any Liens (other than those arising under applicable U.S. securities Laws).

2.1.2.The purchase price for the Subject Interests shall be Seventy Million Dollars ($70,000,000) (the “Purchase Price”).

2.2Closing. The transactions contemplated by this Agreement (the “Closing”) shall be consummated at the offices of Seller in Tulsa, Oklahoma (it being understood that the Closing may be effected by the delivery of documents via e-mail, facsimile and/or overnight courier). The Closing shall commence at 10:00 a.m. on the date hereof (the date on which the Closing occurs, the “Closing Date”).
Membership Interest Purchase Agreement                                    Page 17

2.3Buyer Deliveries. At the Closing, Buyers shall deliver to Seller, or facilitate delivery to Seller, as follows:

2.3.1Each Buyer shall deliver a Certificate confirming the good standing of such Buyer from the Secretary of State of Delaware dated within ten (10) Business Days of the Closing Date;

2.3.2Each Buyer shall pay the Purchase Price, allocated between the Buyers based on their Pro Rata Share, by wire transfer of immediately available funds, in dollars, to such address and bank account as shall be designated in writing by Seller;

2.3.3Magnum shall deliver a consent of the members of the Company to transactions contemplated by this Agreement in the form of Exhibit B, duly executed by Magnum, Magnum Liquids, LLC, a Delaware limited liability company, and SNC Management Holdings, LLC, a Delaware limited liability company (the “Member Consent);

2.3.4An authorized officer of the Company shall deliver an amended and restated NGL Corporate Services Agreement in the form of Exhibit D (the “Corporate Services Agreement”), duly executed by the Company;

2.3.5An authorized officer of the Company shall deliver a written consent from SITLA to the transactions contemplated at Closing or reasonably satisfactory evidence that such a consent is not required; and

2.3.6Each Buyer shall deliver such other agreements, documents and instruments as are reasonably required to be delivered by either Buyer on the Closing Date pursuant to this Agreement or otherwise reasonably required in connection herewith, including all such other instruments as Seller or its counsel may reasonably request in connection with the purchase of the Subject Interests contemplated hereby.

2.4Seller Deliveries. At the Closing, Seller shall deliver to Buyers, as applicable:

2.4.1A duly executed assignment of the Subject Interests to Buyers in their Pro Rata Shares in the form of Exhibit C;

2.4.2The Corporate Services Agreement, duly executed by Seller;

2.4.3Resignations or terminations of all officers and managers of the Company as set forth on Schedule 2.4.3, effective as of the Closing Date;

2.4.4A duly executed certificate, in the form prescribed by Treasury Regulations under Section 1445 of the Code, stating that Seller is not a “foreign person” within the meaning of Section 1445 of the Code;

2.4.5A validly executed Internal Revenue Service Form W-9 of Seller;

2.4.6A certificate confirming the existence and good standing of Seller and Company from the Secretary of State of Delaware dated within ten (10) Business Days of the Closing Date;
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2.4.7The Member Consent, duly executed by Seller;

2.4.8Evidence, reasonably satisfactory to Buyers, that (a) all amounts due and payable under the Amegy Credit Facility have been paid by the Company in full (or will be paid in full at Closing), (b) all security interests and other liens granted under the Amegy Credit Facility have been released (or will be released at or promptly following Closing), and (c) the Amegy Credit Facility has been terminated (or will be terminated as of Closing)

2.4.9Such other agreements, documents and instruments as are reasonably required to be delivered by Seller on the Closing Date pursuant to this Agreement or otherwise reasonably required in connection herewith, including all such other instruments as Buyers may reasonably request in connection with the purchase of the Subject Interests contemplated hereby.

2.5Withholding. Each Buyer shall be entitled to deduct and withhold (or cause to be deducted and withheld) from the consideration otherwise payable pursuant to this Agreement such amounts as each Buyer or any designated Affiliate of a Buyer is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that such amounts are deducted or withheld under this Section 2.5, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

3.Representations and Warranties of Seller. Seller represents and warrants to Buyers that:

3.1Due Organization and Qualification of Seller. Seller is duly organized, validly existing and in good standing under the Laws of its state of organization and has the requisite organizational power and authority to conduct its business as it is now being conducted, and to own, lease and operate its assets and properties. Seller is duly authorized, qualified or licensed to do business and is in good standing in every jurisdiction wherein the failure to be so qualified would, individually or in the aggregate, have a Seller Material Adverse Effect.

3.2Authorization and Validity of Agreement. This Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite organizational action by Seller, and Seller has full organizational power and authority to execute and deliver this Agreement and the other documents to be delivered at the Closing and to perform its obligations hereunder and thereunder. This Agreement has been duly executed and delivered by Seller. This Agreement constitutes, or upon execution and delivery will constitute, a valid and legally binding obligation of Seller enforceable against Seller in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency or other similar Laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity.

3.3Non-Contravention. The execution and delivery by Seller of this Agreement does not, and the consummation by Seller of the transactions contemplated hereby and the performance of its obligations hereunder will not (a) violate or conflict with any provision of the organizational documents of Seller, or (b) assuming that all Governmental Approvals, Permits and Third-Party Approvals set forth in Schedule
Membership Interest Purchase Agreement                                    Page 19

3.3 hereto have been obtained or made: (i) violate any Law or Order to which Seller is subject; or (ii) constitute a breach or violation of, or default under, or trigger any “change of control” rights or remedies under, or give rise to any Liens, acceleration of remedies, buy-out right or rights of first offer or refusal or of termination under, any indenture, mortgage, lease, note, or other Contract or other instrument to which Seller is a party or by which Seller’s assets are bound, except for with respect to clause (b) any such violation, conflict, breach, default or creation of a Lien (A) which would not, individually or in the aggregate, have a Seller Material Adverse Effect, or (B) that has been waived, cured or consented to on or prior to the Closing Date. Except as set forth in Schedule 3.3 hereto, no Governmental Approval, Permit or Third-Party Approval is required on the part of Seller in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or thereby, except for such Governmental Approvals, Permits or Third-Party Approvals, the failure to obtain which would not, individually or in the aggregate, have a Seller Material Adverse Effect.

3.4Capitalization; Subject Interests.

3.4.1The Subject Interests (a) have been validly issued, (b) are fully paid and non-assessable, and (c) represent 71.48% of all of the issued and outstanding equity of the Company. Seller is the sole owner and has good and marketable title to the Subject Interests, free and clear of all Liens, defects in title and restrictions on transfer, other than restrictions set forth in applicable securities Laws and in the LLC Agreement.

3.4.2There are no outstanding options, warrants, voting agreements or other rights of any kind, relating to the sale, issuance or voting of Subject Interests or any securities convertible into or evidencing the right to purchase Subject Interests except as set forth in the LLC Agreement.

3.5Litigation. There is no claim, action, litigation, suit, arbitration, proceeding, regulatory investigation, or other legal or administrative proceeding (each, an “Action”) pending or, to the Knowledge of Seller, threatened, against Seller or the Company which would, individually or in the aggregate, have a Seller Material Adverse Effect. (a) Neither Seller nor the Company is in violation of or default under any Order applicable to the Subject Interests or the Company and (b) there are no Orders binding on Seller or the Company, in either the case of clause (a) or (b), that would reasonably be expected to have a Seller Material Adverse Effect.

3.6Finders; Brokers. After Closing, there will be no claims (or any basis for any claims) upon Buyers or the Company for brokerage commissions, finder’s fees or like payments in connection with this Agreement or the transactions contemplated hereby resulting from any action taken by Seller or by any other Person on Seller’s behalf.

3.7Solvency; Bankruptcy. Seller is Solvent. Seller has not stopped or suspended payment of its debts, become unable to pay its debts or otherwise become insolvent in any relevant jurisdiction. Seller is not subject to any pending Insolvency Proceeding, Seller is not contemplating an Insolvency Proceeding, and to Seller’s Knowledge, no Insolvency Proceeding is contemplated by any third party, in which Seller (or any guarantor of Seller) would be declared insolvent or subject to the protection of any bankruptcy, receivership or reorganization laws or procedures.
Membership Interest Purchase Agreement                                    Page 20

To Seller’s Knowledge, there are no circumstances which require or would enable any Insolvency Proceeding to be commenced in respect of Seller, or any part of Seller’s assets or undertakings. There are no circumstances which entitle any Person to take any action or commence Insolvency Proceedings or obtain any Order that Seller is not Solvent in any relevant jurisdiction against Seller.

4.Representations and Warranties Relating to the Company. Seller represents and warrants to Buyers that:

4.1Due Organization and Power of the Company. The Company is duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite limited liability company power and authority to conduct its business as it is now being conducted, and to own, lease and operate its assets and properties as currently owned, leased and operated. The Company is duly authorized, qualified or licensed to do business and is in good standing in the State of Delaware, the State of Utah, and every other jurisdiction wherein the failure to be so qualified would, individually or in the aggregate, have a Material Adverse Effect.

4.2Non-Contravention. The consummation of the transactions contemplated hereby, will not, assuming that all Governmental Approvals, Permits and Third-Party Approvals set forth in Schedule 4.2 hereto have been obtained or made: (a) violate any Law or Order to which the Company is subject or (b) constitute a breach of or default under, or trigger any “change of control” rights or remedies under, or give rise to any Lien, acceleration of remedies, buy-out right or rights of first offer or refusal or of termination under any Contract to which the Company is subject except for any such violation, conflict, breach, default or creation of Lien (i) which would not, individually or in the aggregate, be material, or (ii) that has been waived, cured or consented to on or prior to the Closing Date.

4.3Capitalization.

4.3.1Schedule 4.3.1 sets forth all of the outstanding equity of the Company. All the Subject Interests are legally and effectively held by Seller free and clear of all Liens (other than those arising under applicable U.S. securities Laws). Except as set forth on Schedule 4.3.1, there is no issued and outstanding equity of the Company. All of the outstanding equity of the Company has been duly authorized, validly issued and fully paid and non-assessable. Except as specifically disclosed on Schedule 4.3.1 or as expressly set forth in the LLC Agreement (a true and correct copy of which has been provided to Buyers), there are no preemptive or other outstanding rights, options, warrants, conversion rights, unit appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments under which the Company is or may become obligated to issue or sell, or giving any Person a right to subscribe for or acquire, or dispose of, any of the equity of the Company, or any securities or obligations exercisable or exchangeable for or convertible into any equity, of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Except for this Agreement and the organizational documents of the Company, the equity of the Company is not subject to any voting trust agreement or similar arrangement relating to the voting of such equity.
Membership Interest Purchase Agreement                                    Page 21

4.3.2Except for the Subsidiary, the Company does not own, directly or indirectly, any shares of capital stock, voting rights or other equity interests or investments in any other Person.

4.4Financial Statements. Schedule 4.4 contains true and correct copies of the (a) the audited balance sheets of the Company for the fiscal year ended March 31, 2020, and the related audited statements of income for such year, and (b) the unaudited balance sheet of the Company as of March 31, 2021 (the “Most Recent Balance Sheet”), and the related unaudited statements of income of the Company for the three-month period then ended (collectively, the “Financial Statements”). Each of the Financial Statements fairly presents, in all material respects, the financial condition and the results of the operations of the Company, as of the dates and for the respective periods indicated. The Financial Statements have been prepared in accordance with GAAP in all material respects, except as otherwise disclosed in Schedule 4.4.

4.5Absence of Undisclosed Liabilities, Absence of Changes.

4.5.1Except as disclosed in Schedule 4.4 and Schedule 4.5.1, the Company has no Liabilities or obligations that would be required to be reflected on the balance sheet of the Company in accordance with GAAP, other than those: (i) set forth in the Most Recent Balance Sheet, (ii) incurred in the ordinary course of business since the date of the Most Recent Balance Sheet, or (iii) that would not, individually or in the aggregate, constitute a Material Adverse Effect.

4.5.2Except as contemplated by this Agreement or as may be described on Schedule 4.5.2, since March 31, 2021, (i) there has been no change, event, or loss affecting the Business that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) the Business has been conducted in all material respects in the ordinary course of business consistent with past practice.

4.6Compliance with Laws. Except as set forth on Schedule 4.6, the Company is in compliance, in all material respects, with applicable Laws (including all Laws related to anti-corruption and anti-money laundering or similar activities). Neither Seller nor the Company has received any written communication from any Governmental Entity or other Person that alleges that the Company or the Business may not be in compliance under any applicable Law and, to the Knowledge of Seller, there are no investigations or reviews pending or threatened by any Governmental Entity relating to any alleged violation arising out of the operation of the Business.

4.7Taxes.

4.7.1All Tax Returns required to be filed by or with respect to the Company, the Subsidiary or their respective assets, income or operations have been duly and timely filed with the appropriate Governmental Entity in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, complete and correct in all material respects. All income and other material Taxes payable by or with respect to the Company or the
Membership Interest Purchase Agreement                                    Page 22

Subsidiary or the assets, income or operations of the Company or the Subsidiary have been fully and timely paid (whether or not shown on a Tax Return).

4.7.2Each of the Company and the Subsidiary has (i) properly and timely withheld, collected and deposited all Taxes that are required to be withheld, collected and deposited under applicable Law, and (ii) complied with all related reporting and recordkeeping requirements in all material respects.

4.7.3There are no Liens for Taxes (other than current Taxes not yet due and payable) on any asset of the Company or the Subsidiary. There is no dispute or claim concerning any Tax liability of or with respect to the Company or the Subsidiary either claimed or raised by any authority in writing. Neither the Company nor the Subsidiary has received from any federal, state, local, or non-U.S. taxing authority any written notice indicating an intent to open an audit or other review or judicial or administrative proceeding. No claim has been made in writing by a taxing authority in a jurisdiction where neither the Company nor the Subsidiary has filed a Tax Return that the Company or the Subsidiary is required to file a Tax Return in such jurisdiction.

4.7.4Neither Company nor the Subsidiary is or has ever been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b).

4.7.5Neither the Company nor the Subsidiary is a party to any Tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) pursuant to which it will have any obligation to make any payments after Closing. Neither the Company nor the Subsidiary is a party to or bound by any closing agreement (pursuant to section 7121 of the Code or any similar provision of U.S. state or local or non-U.S. Law) or other Contract relating to Taxes with any Taxing Authority. Neither the Company nor the Subsidiary has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502‑6 (or any corresponding provisions of state, local or foreign Tax law), or as a transferee or successor, or by contract or otherwise.

4.7.6Neither the Company nor the Subsidiary has executed any power of attorney with respect to any Tax or Tax Returns, other than powers of attorney that are no longer in effect.

4.7.7For U.S. federal and applicable state income Tax purposes, (i) the Company is currently treated as a partnership and, has at all times since formation, been treated as either a partnership or a disregarded entity and (ii) the Subsidiary is and, has at all times since formation, been treated as a disregarded entity. During Seller’s ownership of the Company, (a) all Tax Returns for the Company, the Subsidiary, and Seller have been filed in a manner consistent with such classification, and (b) neither the Company, Seller nor any Person on behalf of the Company or Seller has made any election to have the Company or the Subsidiary treated as other than its default tax characterization under the rules provided for in Treasury Regulation Section 301.7701-2(c) (that is, as partnership or an entity
Membership Interest Purchase Agreement                                    Page 23

disregarded as separate from its owner within the meaning of Treasury Regulation Section 301.7701-2(c)(2)(i), as the case may be) or has taken a position inconsistent with such treatment of the Company or the Subsidiary.

4.7.8None of the Company, Subsidiary or Seller is a person other than a United States person within the meaning of the Code.

4.7.9There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any potential adjustment to any Tax item or any claim or action for the collection or assessment or reassessment of Taxes due from the Company or the Subsidiary for any taxable period, and no request for any such extension or waiver is currently pending. There are no outstanding agreements or request made of the Company or the Subsidiary providing for any extension of time for the filing applicable to any Tax Return of the Company or the Subsidiary.

4.7.10The Company is not a party to any contract that would require it to make any payment that would be an “excess parachute payment” for purposes of Section 280G and Section 4999 of the Code or a payment of any amount that would not be fully deductible as a result of Section 162(m) of the Code.

4.7.11Neither the Company nor the Subsidiary has engaged in any tax shelter (including a “tax shelter” within the meaning of Section 6662 of the Code), any “reportable transaction” within the meaning of U.S. Treas. Reg. Section 1.6011-4(b), or any other transaction, or has filed any Tax Return, each of which could result in the proposal or assessment of any penalty or fine.

4.7.12The Company is not a party to any deferred compensation plan, agreement, contract or arrangement that fails to meet the requirements of paragraphs (2), (3) or (4) of Code section 409A(a) or that was not operated in accordance with such requirements or would otherwise violate any rule or regulation of Code Section 409A, generally.

4.7.13Neither the Company not the Subsidiary has agreed, or is required to make, any adjustment under Section 481 or 482 of the Code (or any corresponding or similar provision of any state, municipal, county, local, foreign, or other Tax Law) by reason of a change in accounting method (or practice or policy) or otherwise. Neither the Company nor the Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of applicable Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date.

4.7.14The Company and the Subsidiary have collected or self-assessed and remitted to the appropriate Governmental Entity all sales and use or similar
Membership Interest Purchase Agreement                                    Page 24

Taxes required to have been collected or self-assessed, including any interest and any penalty, addition to tax or additional amount.

4.7.15No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to the Company or the Subsidiary.

4.7.16The Company has in effect a valid election under Section 754 of the Code and will have such an election in effect for the taxable year that includes the transactions contemplated hereunder.

4.7.17The Company has not made an election to have the partnership audit provisions of the Bipartisan Budget Act of 2015 apply to any taxable year beginning before January 1, 2018.

4.7.18Neither the Company nor the Subsidiary has (i) elected to defer the payment of any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) pursuant to Section 2302 of the CARES Act, (ii) deferred any payment of Taxes (including withholding Taxes) pursuant to IRS Notice 2020-65 or any related or similar order or declaration from any Governmental Entity (including without limitation the Presidential Memorandum, dated August 8, 2020, issued by the President of the United States), or (iii) claimed any “employee retention credit” pursuant to Section 2301 of the CARES Act.

4.8Environmental.

4.8.1Except as set forth in Schedule 4.8.1,

(a)The Company is, and has for the past five (5) years been, in compliance in all material respects with all Environmental Laws, including Environmental Permits, and all past violations of Environmental Laws by the Company, if any, have been resolved without any ongoing obligations under Environmental Law.

(b)All Permits required by Environmental Laws for the current operations of the Company are in full force and effect, and no Action is pending, or to the Knowledge of Seller, threatened against the Company or any of its assets or operations to suspend, revoke, restrict or terminate any such Permit or declare any such Permit invalid or alleging non-compliance with or liability under Environmental Laws, except such non-compliance or liability that would not reasonably be expected to result in material liability to the Company.

(c)To the Knowledge of Seller, no facts, circumstances or conditions currently exist with respect to the Company or any of its assets or operations that would reasonably be expected to prevent the Company from maintaining compliance with Environmental Laws, including Environmental Permits.
Membership Interest Purchase Agreement                                    Page 25

(d)No outstanding Orders have been issued to or against the Company under Environmental Laws.

4.8.2The Company has previously provided to Buyers any and all (a) environmental reports prepared by third-party engineering, consulting or similar firms, (b) Clean Air Act Risk Management Program plans and OSHA Process Safety Management plan documentation, and (c) other material environmental reports, studies, audits, records, communications and correspondence, sampling data, site assessments and other similar documents with respect to the operation of the Business, environmental conditions or Releases at, on, or underlying the property, and noncompliance with applicable Environmental Laws which are in the possession or control of the Company.

4.8.3Except as set forth on Schedule 4.8.3, the Company has not received notice from any third party, including without limitation any Governmental Entity, that:

(a)The Company has been identified by the United States Environmental Protection Agency as a potentially responsible party with respect to a site listed on the National Priorities List, 40 C.F.R. Part 33 Appendix B;

(b)Hazardous Substances, which the Company generated, transported or disposed of, have been found at any site at which a federal, state or local agency or other third party has conducted an investigation and in respect of which Hazardous Substances the Company may have a remediation liability or obligation pursuant to any Environmental Law; or

(c)The Company is or shall be a named party to any Action under Environmental Laws arising out of any third party’s incurrence of costs, expenses, losses or damages in connection with the Release of Hazardous Substances;

and, to Seller’s Knowledge, there are no facts or circumstances which could reasonably be expected to form the basis for a material claim of any of the foregoing (a)-(c) against the Company.

4.8.4Except as set forth on Schedule 4.8.4, the Company has not caused or contributed to a Release of Hazardous Substances, except in compliance with Environmental Law, or in a manner that would not reasonably be expected to result in material liability to the Company.

4.9Material Contracts.

4.9.1Schedule 4.9.1 sets forth the Material Contracts (other than the Benefit Plans set forth in Schedule 4.12.7) as of the Closing Date; provided that, without limitation, Material Contracts shall exclude any purchase order, work order or similar instrument or Contract under which all obligations of the Company have been performed.
Membership Interest Purchase Agreement                                    Page 26

4.9.2Each of the Material Contracts (i) is in full force and effect and is the legal, valid and binding obligation of the Company, and (ii) to the Knowledge of Seller enforceable against the counterparties to such Contracts in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other similar Laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity, and (iii) upon consummation of the transactions contemplated by this Agreement shall, except as otherwise stated in Schedule 4.9.2, continue in full force and effect without penalty. The Company is not in default under any Material Contract, nor, to the Knowledge of Seller, is any other party to any Material Contract in breach of or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default of the Company or any other party thereunder. Neither the Company nor any other party to any of the Material Contracts has exercised any termination or cancellation rights with respect thereto, and no party has given notice of any significant dispute with respect to any Material Contract. The Company has delivered to Buyers true, correct and complete copies of Material Contracts, together with all amendments, modifications or supplements thereto.

4.10Real Property.

4.10.1The Company owns all of the real property (the “Owned Real Property”) or leases and has a good and valid and enforceable leasehold interest in all the real property (the “Leased Real Property”) described in Schedule 4.10.1, in each case free and clear of all Liens, except for Permitted Liens, and Schedule 4.10.1 sets forth the address of each parcel of Owned Real Property and Leased Real Property.

4.10.2Seller has made available to Buyers a true, accurate and complete list of all leases, subleases, licenses, easements, rights of way, waivers of mineral owners, mineral deeds and all (x) waivers of either surface or subsurface interests or both, (y) pipeline easements and rights-of-way and (z) access agreements, and all similar material agreements used by the Company in the conduct of the Business (collectively, the “Real Property Agreements”). With respect to the Real Property Agreements: (i) each Real Property Agreement is in full force and effect according to its terms; (ii) the Company is not in default or breach and, to the Knowledge of Seller, no other party thereto is in material default or breach under any Real Property Agreement; (iii) there are no material claims affecting any such Real Property Agreement, and, to the Knowledge of Seller, no party has given written notice to the Company of such party’s intent to terminate any Real Property Agreement; (iv) to the Knowledge of Seller, no event has occurred which, with or without the giving of notice or lapse of time, is reasonably likely to result in a violation or breach of, or give any Person the right to exercise any remedy under, or cancel, terminate or modify, any Real Property Agreement; (v) except as provided in Schedule 4.10.2, no Real Property Agreement requires any Third-Party Approval in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby; (vi) as of the Closing Date, all rents, royalties, shut-in royalties, and other payments then due and payable by the Company under any Real Property Agreement have been paid in full
Membership Interest Purchase Agreement                                    Page 27

through the Closing Date or reflected in Schedule 4.17.2; and (vii) the Company has made available to Buyers true and correct copies of all of the Real Property Agreements.

4.10.3The Company’s interest in the Real Property Agreements and the real property interests which are the subject thereof, are free and clear of all Liens except (i) Permitted Liens; and (ii) restrictions, if any, created or existing pursuant to the Real Property Agreements.

4.10.4The Company has not received any written notice that there has been any material violation of any building, zoning or other Law in respect of such buildings, structures and other improvements with respect to the Real Property. There are no pending, or, to Seller’s Knowledge, threatened, condemnation proceedings with respect to the Real Property.

4.10.5The Owned Real Property, the Leased Real Property and any property otherwise subject to a Real Property Agreement, in each case, either identified in Schedule 4.10.1 or made available to Buyer pursuant to Section 4.10.2, comprise all of the real property interests (whether leased, owned or permitted pursuant to a Real Property Agreement) of the Company used in or intended to be used in, or otherwise related to the conduct of the Business as of the Closing.

4.10.6To Seller’s Knowledge, all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof included in the Leased Real Property and the Owned Real Property are in good condition and repair, free of any structural deficiencies or latent defects, and sufficient for the operation of the Business as it is conducted of the Closing.

4.11Related Party Transactions. Except as disclosed on Schedule 4.11, neither Seller or manager or officer or Affiliate of Seller nor, to the Knowledge of Seller after due inquiry, any employee, officer or manager of the Company (each a “Related Person”) (a) owes any amount to the Company nor does the Company owe any amount to, or has the Company committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Person, (b) is involved in any Contract, business arrangement or other relationship with the Company (whether written or oral), (c) owns any property (real or personal) or right, tangible or intangible, that is used by the Company, or (d) has any claim or cause of action against the Company.

4.12Employees and Benefit Plans.

4.12.1The Company operates the Business utilizing personnel employed solely by NGL Energy Operating, LLC, an Affiliate of Seller and Company. The Company does not have any employees. Set forth on Schedule 4.12.1 is a complete list of all employees of the Business (the “Employees”).

4.12.2Except as disclosed on Schedule 4.12.2, there has not occurred, nor to the Knowledge of Seller has there been threatened, a labor strike, request for representation, organizing campaign, work stoppage, slowdown, or lockout
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or other labor dispute by or involving any of the Employees with respect to the Company.

4.12.3Neither the Company, Seller nor any of its Affiliates has received notice of any investigation related to the Employees, or former employees utilized by the Company, by a Governmental Entity responsible for the enforcement of labor or employment Laws and regulations and, to the Knowledge of Seller, no such investigation is threatened.

4.12.4The Company, Seller and its Affiliates have complied in all material respects with all applicable Laws concerning the employment of the Employees and former employees utilized by the Company (including the Labor Management Relations Act, the National Labor Relations Act, Title VII of the Civil Rights Act, the Age Discrimination in Employment Act, the Family and Medical Leave Act and the Fair Labor Standards Act).

4.12.5Neither the Company, Seller, nor its Affiliates are a party to a collective bargaining agreement or legally binding commitment to any trade union or employee organization or group in respect of or affecting the Employees and, to the Knowledge of Seller, no labor union or labor organization is engaged in any formal procedure to organize the Employees for the purpose of collective bargaining.

4.12.6All Employees and former employees utilized by the Company have at all times since February 18, 2018 been properly classified as either employees or independent contractors.

4.12.7Schedule 4.12.7 lists each employment agreement, employee severance, change of control, equity or equity based, bonus, deferred compensation, pension, profit sharing and retirement plan, program or agreement, and vacation, incentive, bonus, healthcare, medical or welfare and other employee program or policy that is made available to the Employees, including “employee benefit plans” within the meaning of Section 3(3) of ERISA (such plans and arrangements, the “Benefit Plans”). With respect to each Benefit Plan, Seller has made available to Buyers true and complete copies of any and all plan documents and any other related documents, including all amendments thereto and written summaries of any program or policy that is not otherwise documented.

4.12.8Each Benefit Plan is maintained, operated and administered by NGL Energy Operating, LLC in compliance with the terms of such Benefit Plan (including, without limitation, the making of any required contributions) except where the failure to so comply would not reasonably be expected to result in material liability to the Company. The Company does not maintain, and has not adopted at any time as a participating employer or otherwise, any Benefit Plan. The Company has never been, and is not, a fiduciary (as defined in ERISA) for any Benefit Plan. No condition exists with respect to any Benefit Plan that has resulted or would reasonably be expected to result in a Lien upon the Company’s assets or other liability to the Company.
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4.12.9Since February 28, 2018, the Company has never maintained or contributed to a Multiemployer Plan. The Company has no obligation (contingent or otherwise) to contribute to, nor has (or may have) any liability with respect to, any defined benefit plan (as defined in Section 3(35) of ERISA) subject to Title IV of ERISA, multiple employer welfare arrangement (as defined in Section 3(4) of ERISA) or Multiemployer Plan.

4.13Insurance. The Company maintains, with respect to the Business, all such insurance with policy limits, coverage provisions, deductibles, co-insurance limits, waiting periods and other provisions that a reasonable prudent operator of underground Natural Gas Liquids storage facilities would maintain. Schedule 4.13 sets forth summaries of all insurance policies maintained by the Company. The Company has complied with all notification requirements under all such insurance policies.

4.14Personal Property. Subject to Permitted Liens, the Company has good and marketable title to, or a valid leasehold interest in, all personal property that is actively used by and material to the Company in the operation of the Business as currently conducted. All such personal property is, in all material respects, adequate for the purposes for which such assets are currently used or held for use, and is serviceable and in good operating condition (subject to normal wear and tear). Such personal property, together with the Real Property, comprise all of the assets required for the conduct of the Business as currently conducted.

4.15Intellectual Property. Except as set forth on Schedule 4.15, the Company does not own, license or utilize any material registered patents, trademarks, trade names, service marks, copyrights, proprietary software (which, for purposes of clarity, does not include “off-the-shelf” software), domain names or any applications therefor (collectively, “Intellectual Property”), in connection with the Business. To Seller’s Knowledge, the Company is not infringing, misappropriating or otherwise violating in any material respect the Intellectual Property of any other Person, and as of the Closing, no other Person is infringing, misappropriating or otherwise violating in any material respect the Intellectual Property owned, licensed or utilized by the Company.

4.16Bank Accounts. Schedule 4.16 sets forth the name of each bank in which the Company has an account or safety deposit box, together with the account numbers and the persons authorized to draw thereon or procure credit therefrom.

4.17Indebtedness; Net Working Capital; Distributions.

4.17.1Except as set forth on Schedule 4.17.1, the Company does not have any Indebtedness, and during the six month period prior to the Closing, the Company has not incurred any new Liabilities for Indebtedness. Except as set forth on Schedule 4.17.1, the Company has not incurred any Liability for any Transaction Expenses.

4.17.2Schedule 4.17.2 sets forth a true, correct and complete statement of the Net Working Capital of the Company as of Closing. Schedule 4.17.2 has been prepared in accordance with GAAP consistently applied throughout the relevant periods and in a manner consistent with the principles used in preparing the Financial Statements.
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4.17.3During the six month period prior to Closing, the Company has not declared or paid any dividend with respect to the securities of the Company or made any distribution or payment to any member of the Company.

4.18Inventory; Liability for Natural Gas Liquids.

4.18.1As of the Closing, the Company holds in its storage facilities sufficient inventories to redeliver to its customers under its Material Contracts (subject to any loss allocation provisions) all Natural Gas Liquids as required under its Material Contracts.

4.18.2As of the Closing, the Company will have no material Liability to any third Person for any volume of Natural Gas Liquids or any payment obligations with regard to any Natural Gas Liquids other than contractual obligations relating to volumes then held by the Company in its storage facilities pursuant to its Material Contracts.

4.19Major Customers. Schedule 4.19 sets forth a list for each of fiscal year 2021 and 2022, up to 12 customers that were the largest in terms of dollar value of products and services purchased from the Company (“Major Customers”). None of the Major Customers for fiscal year 2022 have delivered written notice to the Company that it plans to terminate its existing Contracts with the Company for any reason, including but not limited to the transactions contemplated hereby.

4.20Accounts Receivable. All accounts receivable of the Business contained in the Most Recent Balance Sheet and Schedule 4.17.2 (the “Accounts Receivable”) represent bona fide transactions arising from services rendered or goods sold by the Company in the ordinary course of business. Neither Seller nor the Company have received written notice of any dispute of the amount or validity of the Accounts Receivable, and all such Accounts Receivable are collectable in the ordinary course of business (to the extent such Accounts Receivable were not collected prior to Closing).

4.21Storage Capabilities. Existing cavern wells CW-5, CW-6, CW-7, CW-8 and CW-9 are (i) functional in all material respects for the purpose of storing the products set forth on Schedule 4.21 and (ii) collectively possess current working storage capacities of not less than approximately 6.2 million barrels of the products set forth on Schedule 4.21 based on the most-recent sonar readings. Schedule 4.21 sets forth, as to each of CW-5, CW-6, CW-7, CW-8 and CW-9, (i) the capacity of such CW and (ii) the products capable of being stored in each CW. As the NGL Facility is currently configured, each CW has a load and discharge rate of 900 and 1,200 gallons per minute, respectively.

4.22Anti-Corruption.

4.22.1None of the Company, any of its Affiliates, nor, to the Knowledge of Seller, any of the Company’s directors, officers, managers, or agents thereof (each, a “Company Representative”), in connection with their respective activities with respect to the Company, has (i) violated any Anti-Corruption Laws or (ii) offered, paid, promised to pay, or authorized the payment of anything of value, directly or indirectly to any Person, including any Public Official (A) for the purpose of improperly influencing any action or decision
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of a Person or of a Public Official in his or her official capacity; (B) for the purpose of improperly inducing a Person or a Public Official to use his or her influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist the Company or any of its Affiliates in obtaining or retaining business or any business advantage for or with, or directing business to, any Person; or (C) where such action would constitute a bribe, unlawful rebate, payoff, influence payment or kickback prohibited by Anti-Corruption Laws applicable to the Company. To the Knowledge of Seller, none of the Company, any of the Company’s Affiliates, nor any Company Representative is, in connection with its activities with respect to the Company, the subject of any investigations, allegations, violations, or reports of violation of any Anti-Corruption Law.

4.22.2To the Knowledge of Seller, no Company Representative has made a voluntary, directed or involuntary disclosure to any Governmental Entity or similar agency with respect to any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law. To the Knowledge of Seller, no Company Representative has received any notice, request or citation for any actual or potential noncompliance with any of the foregoing in this Section 4.22.2. To the Knowledge of Seller, no officer or director of the Company is a Public Official. No Public Official or Governmental Entity presently owns an interest, whether direct or indirect, in the Company or has any legal or beneficial interest in the Company. In the past five years, no Company Representative has engaged in any dealings or transactions with any Sanctioned Person or Sanctioned Country in violation of Sanctions applicable to such Company Representative.

4.22.3None of (1) the Company or any of its Affiliates is: (i) the subject or target of Sanctions, (ii) owned or controlled by, Persons that are the subject or target of Sanctions, or (iii) organized or resident in a country or territory in violation of Sanctions applicable to it; or (2) the directors or, to the Knowledge of Seller, officers and employees of the Company or any of its Affiliates is a Person that is the subject or target of Sanctions.

4.23Government Loans. Except as set forth on Schedule 4.23, the Company has not applied for, or obtained, any government assistance (such as, but not limited to, loans, benefits, rights, or amounts) pursuant to any COVID-19 Laws, including PPP Loans, in each case where such PPP Loans or other similar assistance will not be paid off or completely forgiven prior to the Closing. The Company’s application for the PPP Loan and application for forgiveness of the PPP Loan, including all representations and certifications contained therein, is true, correct and complete in all material respects and was otherwise completed in accordance with all then existing guidance issued in respect of the Paycheck Protection Program. The Company has used the proceeds of the PPP Loan solely for the purposes permitted by the CARES Act and has complied in all material respects with all requirements of the CARES Act and Paycheck Protection Program in connection therewith. Schedule 4.23 sets forth (a) the original amount of the PPP Loan received by the Company, (b) the proceeds of the PPP Loan used by the Company as of the Closing Date, including a description of the use of such proceeds, amounts and dates of use, (c) the outstanding amount of the PPP Loan as of the Closing Date, and (d) the portion (if any) of the PPP Loan that has been forgiven
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as of the Closing Date. To the extent that the Company has applied for, or obtained, any government assistance (such as, but not limited to, loans, benefits, rights, or amounts) pursuant to COVID-19 Laws, including any PPP Loans, the Company has taken all actions to ensure the Company complies in all material respects with the applicable requirements of COVID-19 Laws, including, without limitation, that (i) the PPP Loan shall continue to constitute a “covered loan” under, and as defined in, Section 1102 of the CARES Act, (ii) the proceeds of the PPP Loan shall be used only for the purposes permitted under Section 1102 of the CARES Act, (iii) the Company has used commercially reasonable efforts to comply with Sections 1102 and 1106 of the CARES Act to obtain forgiveness of the PPP Loan to the extent provided thereunder, (iv) the Company has deposited all proceeds from the PPP Loan into a segregated deposit account that is specially and exclusively used to hold proceeds of the PPP Loan, and (v) the Company, the Seller and their respective Affiliates have not commingled their funds that are not proceeds of the PPP Loan with the proceeds of the PPP Loan.

4.24No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN SECTION 3 AND THIS SECTION 4, SELLER IS MAKING NO OTHER REPRESENTATIONS OR WARRANTIES, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, CONCERNING SELLER, THE SUBJECT INTERESTS, THE COMPANY, THE BUSINESS, ASSETS OR LIABILITIES OF THE COMPANY. IT IS UNDERSTOOD THAT BUYERS, WITH SUCH EXCEPTIONS, TAKES THE SUBJECT INTERESTS “AS IS” AND “WHERE IS”. BUYERS ACKNOWLEDGE THAT EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, SELLER HAS NOT MADE, AND SELLER HEREBY EXPRESSLY DISCLAIMS AND NEGATES ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE RELATING TO, AND BUYERS HEREBY EXPRESSLY WAIVE AND RELINQUISH ANY AND ALL RIGHTS, CLAIMS AND CAUSES OF ACTION AGAINST SELLER AND ITS AFFILIATES AND REPRESENTATIVES IN CONNECTION WITH THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) HERETOFORE FURNISHED TO BUYERS OR THEIR REPRESENTATIVES BY OR ON BEHALF OF SELLER OR ANY OF ITS AFFILIATES OR ANY OF ITS REPRESENTATIVES IN CONNECTION THEREWITH. WITHOUT LIMITING THE FOREGOING, EXCEPT AS EXPRESSLY SET FORTH IN THIS SECTION 4, SELLER IS NOT MAKING ANY REPRESENTATION OR WARRANTY TO BUYERS WITH RESPECT TO ANY FINANCIAL PROJECTION OR FORECAST RELATING TO THE BUSINESS, ASSETS OR LIABILITIES OF THE COMPANY, INCLUDING, WITHOUT LIMITATION, THE SUBJECT INTERESTS. WITH RESPECT TO ANY PROJECTION OR FORECAST DELIVERED ON BEHALF OF SELLER TO BUYERS OR THEIR RESPECTIVE REPRESENTATIVES, BUYERS ACKNOWLEDGE THAT (I) THERE ARE UNCERTAINTIES INHERENT IN ATTEMPTING TO MAKE SUCH PROJECTIONS AND FORECASTS, (II) THEY ARE FAMILIAR WITH SUCH UNCERTAINTIES, AND (III) THEY ARE TAKING FULL RESPONSIBILITY FOR MAKING THEIR OWN EVALUATION OF THE ADEQUACY AND ACCURACY OF ALL SUCH PROJECTIONS AND FORECASTS FURNISHED TO THEM.

5.Representations of Buyers. Each Buyer severally, and not jointly, represents and warrants, as to itself, to Seller that:
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5.1Due Organization and Qualification of Buyer. Such Buyer is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite organizational power and authority to conduct its business as is now being conducted, and to own, lease and operate its assets and properties. Such Buyer is duly authorized, qualified or licensed to do business and is in good standing in every jurisdiction wherein, by reason of the nature of the Business, the failure to be so qualified would, individually or in the aggregate, have a Buyer Material Adverse Effect.

5.2Authorization and Validity of Agreement. This Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite organizational action by such Buyer, and such Buyer has full organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by such Buyer. This Agreement constitutes, or upon execution and delivery will constitute, a valid and legally binding obligation of such Buyer, enforceable against such Buyer in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency or other similar Laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity.

5.3Non-Contravention. The execution and delivery by such Buyer of this Agreement does not, and the consummation by such Buyer of the transactions contemplated hereby and the performance of its obligations hereunder, will not, (a) violate or conflict with any provision of the organizational documents of such Buyer or (b) assuming all Governmental Approvals, Third-Party Approvals and Permits set forth on Schedule 5.3, are obtained or made: (i) violate any Law or Order to which such Buyer is subject or (ii) result in any breach or creation of any Lien or constitute a default under any Contract, indenture, mortgage, lease, note or other agreement or instrument to which such Buyer is subject or is a party, except, in the case of clause (b), for any such violation, conflict, breach, default or creation of any Lien (A) which would not, individually or in the aggregate, be material or (B) that has been waived, cured or consented to on or prior to the Closing Date.

5.4Consents. Except as set forth in Schedule 5.4 hereto, no Permit or Third-Party Approval is required on the part of such Buyer in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or thereby.

5.5Independent Decision. Such Buyer (a) has knowledge and experience in financial and business matters, (b) has the capability of evaluating the merits and risks of purchasing the Subject Interests and investing in the Business, (c) can bear the economic risk of an investment in the Subject Interests and (d) is not in a disparate bargaining position with Seller. Such Buyer acknowledges that it and its representatives have been permitted such access to the books and records, facilities, equipment, Tax Returns, Contracts, insurance policies (or summaries thereof) and other properties and assets of the Company and the Business that it and its representatives have desired or requested, and that it and its representatives have had such opportunity to meet with the officers and employees of Seller and the Company to discuss the Business and assets of the Company as such Buyer has deemed necessary. Such Buyer acknowledges that none of Seller, the Company nor any other Person have made any representation or warranty, express or implied, as to the accuracy or completeness of any information
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regarding the Business or the Company that has been furnished or made available to such Buyer and its representatives, except as expressly set forth in this Agreement, and that none of Seller, the Company, their representatives or any other Person shall have or be subject to any liability to such Buyer or any other Person resulting from the distribution to such Buyer, or such Buyer’s use, of any such information with respect the Company or the Business or any information, documents or material made available to such Buyer in management presentations or in any other form in expectation of the transactions contemplated by this Agreement.

5.6Purchase for Investment. Such Buyer acknowledges that the Subject Interests are not registered under the Securities Act, or under any state or foreign securities Laws. Such Buyer is not an underwriter, as such term is defined under the Securities Act, and is purchasing the Subject Interests solely for investment, with no intention to distribute any of the Subject Interests to any Person, and such Buyer will not sell or otherwise dispose of the Subject Interests except in compliance with the registration requirements or exemption provisions under the Securities Act and the rules promulgated thereunder, and any other applicable securities Laws.

5.7Financial Capacity; No Financing Condition. Each Buyer has cash proceeds sufficient to pay, without limitation, such Buyer’s Pro Rata Share of the Purchase Price and the fees and expenses of such Buyer related to the Closing and to consummate the transactions contemplated by this Agreement.

5.8Finders; Brokers. There are, and after Closing there will be, no claims (or any basis for any claims) upon Seller for brokerage commissions, finder’s fees or like payments in connection with this Agreement or the transactions contemplated hereby resulting from any action taken by such Buyer or by any other Person on such Buyer’s behalf.

5.9No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS SECTION 5, SUCH BUYER IS MAKING NO OTHER REPRESENTATIONS OR WARRANTIES, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, CONCERNING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

6.Covenants.

6.1Confidentiality. The Parties agree that (except as provided herein) the fact of, and the terms and conditions of this Agreement and any agreements to be delivered hereunder, shall not be disclosed to any other Person without the prior written consent of the other Party, except to the extent required by applicable Law, in which case the Party required to make the disclosure shall allow the other Party reasonable time to comment on such disclosure and/or seek a protective order or other appropriate relief in advance of such disclosure. From and after the Closing, and until the third (3rd) anniversary of the Closing Date, Seller shall hold, and shall cause its Affiliates and its and their respective officers, agents and representatives to hold, in confidence any and all Business Information, except to the extent Seller can demonstrate that such Business Information: (a) is generally available to and known by the public through no fault of Seller, any of its Affiliates or their respective representatives; or (b) is lawfully acquired by Seller, any of its Affiliates or their
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respective representatives from and after the Closing from sources which are not prohibited from disclosing such Business Information by a legal or contractual obligation owed to either Buyer or the Company. If Seller or any of its Affiliates or their respective representatives are compelled to disclose any Business Information by judicial or administrative process or by other requirements of applicable Law, Seller shall promptly notify Buyers in writing in order to afford Buyers an opportunity to seek an appropriate protective order and shall disclose only that portion of such Business Information that Seller reasonably determines that Seller is required to disclose.

6.2Cooperation.

6.2.1From time to time after the Closing Date, without further consideration, Seller, at its own expense, will execute and deliver such documents to Buyers as Buyers may reasonably request in order to more effectively consummate the transactions contemplated by this Agreement. From time to time after the Closing Date, without further consideration Buyers will, and will cause the Company to, at Buyers’ expense, execute and deliver such documents as Seller may reasonably request in order to more effectively consummate the transactions contemplated by this Agreement.

6.2.2The Parties agree to cooperate in connection with any audit, investigation, hearing or inquiry by any Governmental Entity, litigation or regulatory or other proceeding which may arise following the Closing Date and which relates to the ownership of the Company or operation of the Business prior to the Closing Date. Notwithstanding any other provision of this Agreement to the contrary, each Party shall bear its own expenses, including fees of attorneys or other representatives, in connection with any such matter described in this Section 6.2 in which Seller, the Company and Buyers are parties or in which they have a material interest.

6.3Public Disclosures. No Party or any of its Affiliates nor the Company will issue any press release or make any public disclosure concerning the transactions contemplated in this Agreement without the prior written consent of the other Parties (which shall not be unreasonably withheld, delayed or conditioned). Notwithstanding the above, nothing in this Section 6.3 will preclude any Party or its representatives or Affiliates from making any disclosures as may be required by Law, including regulations promulgated by the Securities and Exchange Commission, or as may be necessary and proper in conjunction with the filing of any Tax Return or other document required to be filed with any Governmental Entity; provided that the Party required to make such disclosure shall allow the other Parties reasonable time to review and comment thereon in advance of such disclosure.

6.4.Seller Employees.

6.4.1Buyers may, at their option offer employment to, or shall cause its Affiliates (including the Company) to offer employment to, all the Employees (to the extent hired by Buyers or their respective Affiliates including the Company in connection with the Closing, the “Transferred Employees”).
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6.4.2Nothing in this Section 6.4, whether express or implied, shall confer upon any Person any right to employment with Buyer or any Affiliate of Buyer, and nothing herein shall be construed so as to prohibit Buyer or any of its Affiliates from having the right to terminate the employment of any employee, provided that any such termination is effected in accordance with applicable Law.

6.5.Name. As soon as practicable following Closing, but in no event later than thirty (30) days following Closing, Buyers shall cause (a) the Company and the Subsidiary to change its name to remove “NGL” therefrom and (b) the Company and the Subsidiary to discontinue all use of the “NGL” name or any other terms that may cause a reasonable person to confuse Seller with the Company or the Subsidiary.

6.6.Termination of Indemnity Obligations. From and after the Closing Date, in consideration for the undertakings by Seller under Section 6.10, all obligations of Seller under Section 9.2 of that certain Membership Interest Purchase Agreement, dated February 28, 2018, shall terminate and be of no further force and effect.

6.7.Non-Solicitation. For a period of two (2) years from and after the Closing Date, Seller and its Affiliates shall not (a) induce or attempt to induce any Transferred Employee to leave the employ of Buyers or their respective Affiliates (including the Company or any Subsidiary), (b) hire any Transferred Employee, or (c) in any other way interfere with the relationship between Buyers or their respective Affiliates (including the Company or any Subsidiary) and any Transferred Employee. Notwithstanding the foregoing, this Section 6.7 shall not prohibit Seller or its Affiliates from soliciting or hiring any individual who responds to a general advertisement or solicitation.

6.8.Insurance. Any insurance policies applicable to the Business that are in the name of Seller or its Affiliates (other than the Company) shall be terminated as of the Closing. Buyers shall be responsible for procuring insurance policies to replace any such terminated insurance policies. Seller shall reasonably cooperate with Buyers and the Company after the Closing to pursue any insurance claims arising from events that occur prior to the Closing during Seller’s ownership of the Company.

6.9.Release. Seller, on behalf of itself and its successors, assigns, Affiliates, representatives, administrators, executors, agents and any other Person claiming by, through or under any of the foregoing, does hereby unconditionally and irrevocably release, waive and forever discharge, as of the Closing Date, the Company, and its Affiliates and each of its past and present directors, managers, officers, employees, agents, predecessors, successors, assigns, equityholders, partners, insurers and subsidiaries (collectively, the “Released Parties”), from any and all claims, demands, damages, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, matured or unmatured, liquidated or unliquidated, absolute or contingent, in each case arising directly or indirectly from any act, omission, event or transaction occurring (or any circumstances existing) on or prior to the Closing Date, to the extent arising out of or relating to Seller’s or its Affiliates’ ownership of the Subject Interests and the operation of the Business, except for any of the foregoing set forth in, pursuant to, or arising out of (collectively, the “Excluded Claims”), (a) this Agreement, any
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transaction documents, or the transactions contemplated hereby or thereby and (b) any existing agreements between Buyers and their Affiliates (including the Company following the Closing), on the one hand, and Seller and its Affiliates, on the other hand, for matters arising and accruing (and only to the extent arising and accruing) from and after the Closing. Seller understands that, except for Excluded Claims, this is a full and final general release of all claims, demands, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, that could have been asserted in any legal or equitable proceeding against any of the Released Parties to the extent arising out of or relating to Seller’s or its Affiliates’ ownership of the Subject Interests and the operation of the Business.

6.10.Known Conditions. Subject to the limitations set forth in this Section 6.10, Seller shall take such actions as are necessary to satisfy the Remediation and Monitoring Requirements with respect to the Known Conditions (the “Environmental Monitoring and Remediation”), following the Closing and shall be responsible for the costs thereof, but subject to the following:

6.10.1Seller shall give the Company, Trafigura and Magnum Development LLC (“Magnum Development”) the opportunity to participate at each entity’s sole cost and expense in any meeting or telephone call with any Governmental Entity regarding the Environmental Monitoring and Remediation. The Company shall not independently initiate contact with any Governmental Entity regarding the Environmental Monitoring and Remediation without the consent of Seller (such consent not to be unreasonably withheld).

6.10.2Seller shall promptly provide the Company with copies of all written communications sent to or received from any Governmental Entity regarding the Environmental Monitoring and Remediation or otherwise relating to Seller’s actions to satisfy Remediation and Monitoring Requirements. Buyers shall, and shall cause the Company to, promptly provide Seller with copies of all written communications sent to or received from any Governmental Entity regarding the Environmental Monitoring and Remediation or otherwise relating to the satisfaction of the Remediation and Monitoring Requirements. Seller shall reasonably consult with the Company’s environmental consultants with respect to (i) the status of the Known Conditions, (ii) any communications between Governmental Entities, on the one hand, and the Company, the Buyers or their Affiliates or the Seller, on the other hand, that relate to Remediation and Monitoring Requirements and (iii) the implementation of Remediation and Monitoring Requirements, including making available to the Company, Trafigura, and Magnum Development, upon request, periodic reports (no more frequently than monthly) that explain the relevant status of such implementation.

6.10.3Seller shall promptly notify the Company of completion of the Environmental Monitoring and Remediation and satisfaction of the Remediation and Monitoring Requirements. Notwithstanding the foregoing, Seller shall not enter into any agreement, Order or undertaking with a Governmental Entity involving the Company or any Buyer Indemnified Party (including Trafigura and Magnum Development) or their respective assets, including groundwater discharge permit #UGW27008 or the operation of the brine ponds of the Company, without the prior written
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consent of the Company and/or the relevant Persons. For the avoidance of doubt, nothing herein shall vest Seller with the right to defend or direct the defense of any third party claim (including by any Governmental Entity) restricted by Section 7.2.2.(a)-(c).

6.10.4From and after the Closing Date, Buyers shall, and shall cause the Company to, cooperate with Seller and provide reasonable assistance to Seller in connection with the Environmental Monitoring and Remediation including providing Seller access to the Real Property and any affected, adjacent real property of Magnum Development and the facilities located on the Real Property and any facilities located on affected, adjacent real property of Magnum Development to the extent reasonably necessary to allow Seller to conduct and complete the Environmental Monitoring and Remediation; provided, however, that such cooperation shall not materially impair or hinder the operations of the Company. Within sixty (60) days of the Closing, Magnum shall cause Magnum Development to provide a customary license agreement (which shall not include any indemnity provision inconsistent with this Section 6.10) to Seller, in a form reasonably acceptable to Seller, for purposes of implementing the Environmental Monitoring and Remediation (the “Magnum License”).

6.10.5From and after the Closing Date, the Environmental Insurance Policy shall remain with the Company, and until Seller’s obligations under this Section 6.10 have been fulfilled or terminated, Buyers shall cause the Company to (a) maintain the Environmental Policy in full force and effect and renew the Environmental Policy without decreasing any coverages thereunder, and to continue to include NGL Energy Partners, L.P. and its Affiliates as additional named insureds and (b) provide Seller with copies of all substantive correspondence with the Environmental Insurance Policy insurer.

6.10.6Notwithstanding anything in this Section 6.10 to the contrary, Seller shall, with respect to the Known Conditions, have no responsibility for any costs associated with the Environmental Monitoring and Remediation that fall within the scope of and limit of Coverage Types A, B or C under the Environmental Insurance Policy (in which event such costs shall be paid solely from disbursements under the Environmental Insurance Policy and Buyers shall cooperate with Seller in order to obtain such disbursement); except, however, for (i) costs incurred within the Self-Insured Retention Amounts (as currently defined in the Environmental Insurance Policy), or (ii) the denial of coverage for such costs under the Environmental Insurance Policy unless such denial arises from a breach after the Closing Date by Buyers or the Company of any reporting, consulting, cooperation or other duties or obligations under the Environmental Insurance Policy.

6.10.7In no event (except for fraud of Seller) shall Seller be required to expend (through out of pocket costs supported by reasonable documentation) in excess of $3,500,000 (the “Remediation Cap”) in conducting the Environmental Monitoring and Remediation, and once Seller has incurred such out of pocket costs in performing the Environmental Monitoring and Remediation up to the Remediation Cap, Seller’s obligations under this Section 6.10 shall terminate.
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6.10.8The Seller Parent, as primary obligor and not merely as surety, hereby absolutely, unconditionally and irrevocably guarantees the full and timely payment and performance of all Liabilities (including indemnities, fees and Liabilities in respect of equitable relief) of the Seller incurred under, arising out of or in connection with this Section 6.10 (such Liabilities, the “Guaranteed Obligations”). This is a guarantee of payment and performance, and not of collectability. This guarantee is a continuing guarantee and may not be revoked by the Seller Parent. The obligations of the Seller Parent under this Section 6.10 are absolute and unconditional in respect of satisfying the Guaranteed Obligations and shall be enforceable against the Seller Parent to the same extent as if the Seller Parent were the primary obligor (and not merely a surety) under this Agreement. The Seller Parent hereby waives as to itself promptness, diligence, notice of the acceptance of this guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any Guaranteed Obligations incurred, all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, and all suretyship defenses (it being understood that nothing in this sentence shall be deemed a waiver by the Seller Parent of the obligation of any other party to deliver any notice expressly required by the terms of this Agreement). The Seller Parent agrees that its obligations under this Section 6.10 shall not be discharged except by complete performance or payment of the Guaranteed Obligations and that its obligations under this Section 6.10 shall not be limited, impaired, released or discharged, in whole or in part, or otherwise affected by, and the Seller Parent irrevocably waives, to the fullest extent permitted by law, any defenses to its obligations under this Section 6.10 arising under applicable Law or equity.

7.Survival; Indemnification.

7.1Survival. The representations and warranties of Seller and of Buyers contained in this Agreement shall not survive the Closing. The covenants that by their terms contemplate performance after the Closing shall survive the Closing until the end of the period of applicable performance. The survival period set forth above for each such covenant, agreement, representation or warranty is referred to herein as the “Survival Period.” Except for claims made under the R&W Insurance Policy and except for claims involving fraud, no claim for Damages or other relief of any kind arising out of or relating to any breach of under this Agreement may be brought unless a written notice describing the nature of the claim, the theory of liability or the nature of the relief sought and the material factual assertions upon which the claim is based is given to the other party, before the termination of the applicable Survival Period. Notwithstanding anything herein to the contrary, any covenant, agreement, representation or warranty that would otherwise terminate shall continue to survive to the extent of any Damages with respect to which such notice is given pursuant to this Agreement prior to the end of the Survival Period, until the matter is finally resolved and any related Damages are paid.

7.2Indemnification by Seller.

Subject to the provisions hereof, Seller shall defend, indemnify and hold harmless Buyers, their Affiliates and their respective successors and permitted assigns, and
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their respective equityholders (including for purposes hereof Magnum Development), members, partners (general and limited), officers, directors, managers, agents, representatives and employees (“Buyer Indemnified Parties”), from against and in respect of any and all actual damages relating to any demands, claims, lawsuits, causes of action, losses, investigations and other proceedings (whether or not asserted by a third party), including reasonable attorneys’ fees, court costs and other documented out-of-pocket expenses reasonably incurred in connection with the foregoing (subject to Section 7.5; collectively, “Damages”), which arise out of any breach of any of the covenants or agreements of Seller in this Agreement. Notwithstanding the foregoing or Section 7.2.2, if a Buyer determines Seller has breached, in any material respect, its obligations pursuant to Section 6.10 or a Governmental Entity directly imposes obligations on the Company concerning the Environmental Monitoring and Remediation, then Buyer shall deliver written notice to Seller to cure such breach or assume such directly imposed obligations within fifteen (15) days. If Seller fails to cure such breach or assume such obligations within the fifteen (15) day period (or such longer period of time as may be necessary if permitted by the relevant Governmental Entity, not to exceed ninety (90) days, to cure such breach or assume such obligations provided that Seller is diligently pursuing the same), such Buyer shall have the right to effect the Environmental Monitoring and Remediation and seek indemnification from Seller for any Damages arising hereunder from such breach and the related assumption of Environmental Monitoring and Remediation.

7.2.1Notwithstanding any other provision of this Agreement, until the expiration of the applicable statute of limitations, plus sixty (60) days, Seller agrees to indemnify the Buyer Indemnified Parties and hold them harmless, from and against, without duplication, all Seller Taxes (or the non-payment thereof).

7.2.2Buyers shall give Seller prompt written notice of any third party claim which may give rise to any indemnity obligation under this Section 7.2, together with the estimated amount of such claim, and Seller shall have the right to assume the defense of any such claim through counsel of its own choosing, by so notifying Buyers within forty five (45) days of receipt of Buyers’ written notice; provided that Seller’s counsel shall be reasonably satisfactory to Buyers; provided further that Seller shall not have the right to defend or direct the defense of any such third party claim (a) that seeks an injunction or other equitable relief against Buyers, (b) involves criminal allegations, proceedings, indictments or investigations or (c) could reasonably be determined to be materially detrimental to or injure the Buyers or any of their respective Affiliates’ (including the Company) reputation, customer or vendor relations or future business prospects. Failure to give prompt notice shall not affect the indemnification obligations hereunder in the absence of actual prejudice. If Buyers desire to participate in, but not control, any such defense assumed by Seller, they may do so at their sole cost and expense. If Seller fails to assume any such defense, Seller shall be liable to the extent provided under Section 7.2.3 for all reasonable costs and expenses of defending such claim incurred by Buyers, including reasonable fees and disbursements of counsel in the event it is ultimately determined that Seller is liable for such claim pursuant to the terms of this Agreement. Neither Buyers nor Seller shall, without the prior written consent of the other, which shall not be unreasonably withheld, delayed, or conditioned, settle, compromise or offer to settle or compromise any such claim or demand on
Membership Interest Purchase Agreement                                    Page 41

a basis which would result in the imposition of an Order which would restrict the future activity or conduct of the other Parties or any Affiliate thereof or if such settlement or compromise does not include an unconditional release of the other Parties for any liability arising out of such claim or demand or any related claim or demand.

7.2.3Except in the case of fraud, with respect to Damages claimed by Buyers for any breach of the representations and warranties in Sections 3 and 4 (“R&W Losses”), Buyers sole recourse shall be filing a claim under the R&W Insurance Policy. Buyers and Seller acknowledge that Buyers are obtaining the R&W Insurance Policy for purposes of providing coverage for the R&W Losses, and nothing in this Agreement shall limit the right of the Buyers to make claims against the R&W Insurance Policy. Except in the cause of fraud in respect of the making of the representations and warranties set forth in this Agreement, the R&W Insurance Policy shall provide that the insurer(s) will not be entitled to subrogation rights of recovery against Seller. Buyers shall not (and shall cause each insured party under the R&W Insurance Policy not to) waive, amend, modify or otherwise revise such subrogation provision or allow such provision to be amended, modified or waived without prior written consent of Seller.

7.3.Indemnification by Buyer.

7.3.1Subject to the provisions hereof, each Buyer shall, severally (and not jointly), defend, indemnify and hold harmless Seller, its Affiliates, and their respective successors and permitted assigns, and their respective equityholders, members, partners (general and limited), officers, directors, employees and each of their heirs, executors, successors and assigns (“Seller Indemnified Parties”), from, against and in respect of any and all Damages arising out of any breach by the relevant Buyer of any of the covenants or agreements in this Agreement.

7.3.2Seller shall give Buyers prompt written notice of any third party claim which may give rise to any indemnity obligation under this Section 7.3, together with the estimated amount of such claim, and Buyers shall have the right to assume the defense of any such claim through counsel of its own choosing, by so notifying Seller within forty five (45) days of receipt of Seller written notice; provided that Buyers’ counsel shall be reasonably satisfactory to Seller; provided further that Buyers shall not have the right to defend or direct the defense of any such third party claim (a) that seeks an injunction or other equitable relief against Seller, (b) involves criminal allegations, proceedings, indictments or investigations or (c) could reasonably be determined to be materially detrimental to or injure Seller or any of its respective Affiliates’ reputation, customer or vendor relations or future business prospects. Failure to give prompt notice shall not affect the indemnification obligations hereunder in the absence of actual prejudice. If Seller desires to participate in, but not control, any such defense assumed by Buyers it may do so at Seller’s sole cost and expense. If Buyers fail to assume any such defense, it shall be liable to the extent provided under Section 7.3.1 including for all reasonable costs and expenses of defending such claim incurred by Seller, including reasonable fees and disbursements of counsel in the event it is ultimately determined that
Membership Interest Purchase Agreement                                    Page 42

Buyers are liable for such claim pursuant to the terms of this Agreement. No Party shall, without the prior written consent of the other Parties, which shall not be unreasonably withheld, delayed or conditioned, settle, compromise or offer to settle or compromise any such claim or demand on a basis which would result in the imposition of an Order which would restrict the future activity or conduct of the other Parties or any Affiliate thereof or if such settlement or compromise does not include an unconditional release of the other Parties for any liability arising out of such claim or demand.

7.4Other Indemnification Matters. For purposes of this Section 7, any Damages resulting from any inaccuracy in or breach of any representation or warranty shall be determined without regard to materiality or similar qualification contained in or otherwise applicable to such representation or warranty. The amount of any Damages for which indemnification is provided under this Section 7 shall be computed net of any insurance proceeds actually recovered by the indemnified party in connection with such Damages. Without limiting Section 7.2.2 or Section 7.3.2, each indemnified party agrees that it shall pursue in good faith claims under any applicable insurance policies and against other third parties who may be responsible for Damages. The indemnification provided in this Section 7 shall be the exclusive post-Closing remedy available to any Party hereto with respect to any breach of any representation, warranty, covenant or agreement in this Agreement, or otherwise in respect of the transactions contemplated by this Agreement, except with respect to matters involving fraud, fraudulent misrepresentation or as otherwise expressly provided in this Agreement.

7.5No Consequential Damages. EXCEPT WITH RESPECT TO R&W LOSSES (FOR WHICH SELLER SHALL HAVE NO LIABILITY ABSENT FRAUD), NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NO PARTY, NOR ANY OF ITS AFFILIATES, SHALL BE LIABLE TO THE OTHER PARTY, OR ITS AFFILIATES, FOR ANY SPECIAL, PUNITIVE, EXEMPLARY, INCIDENTAL OR CONSEQUENTIAL, OR INDIRECT DAMAGES, OR LOST PROFITS, WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM ANOTHER PARTY’S OR ANY OF ITS AFFILIATES’ SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT; PROVIDED, HOWEVER, IN NO EVENT SHALL THIS SECTION 7.5 BE A LIMITATION ON ANY INDEMNITY OBLIGATION HEREUNDER ARISING OUT OF OR WITH RESPECT TO A THIRD PARTY CLAIM.

8.Tax Matters.

8.1Tax Responsibilities.

8.1.1Preparation of Tax Returns. Buyers shall prepare or cause to be prepared all Tax Returns required to be filed by the Company after the Closing Date and which relate to periods ending on or prior to the Closing Date or Straddle Periods. With respect to such Tax Returns that constitute income, margin, or franchise Tax Returns (and with respect to any other Tax Returns, upon request by Seller), Buyers shall use commercially reasonable efforts to provide copies of such Tax Returns to Seller for review at least thirty (30) days prior to the due date for filing thereof, along with supporting workpapers, for Seller’s review and reasonable comment.
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Buyers shall cause such Tax Returns to be revised to incorporate the Seller’s reasonable comments. Not later than five days prior to the due date for payment of Taxes with respect to any Tax Return which relates to periods ending on or prior to the Closing Date or Straddle Periods, Seller will pay to the Company any Seller Taxes due with respect to such Tax Return. Buyers shall cause the Company to pay all Taxes shown as due on any Tax Return covered by this Section 8.1.1 and shall timely file such Tax Returns

8.1.2Proration of Straddle Period Taxes. In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Taxes that is attributable to the portion of the period ending on the Closing Date will be:

(a)in the case of Taxes that are either (A) based upon or related to income or receipts, or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount that would be payable if the Tax period of the Company and the Subsidiary (and each partnership in which the Company or the Subsidiary is a partner) ended with (and included) the Closing Date; provided, exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) will be allocated between the period ending on and including the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period; and

(b)in the cases of Taxes that are imposed on a periodic basis with respect to the assets or capital of the Company, deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the number of which is the number of calendar days in the portion of the period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire period. Notwithstanding anything to the contrary herein, any franchise tax paid or payable with respect to the Company will be allocated to the Tax period during which the income, operations, assets or capital comprising the base of such Tax is measured, regardless of whether the right to do business for another Tax period is obtained by the payment of such franchise tax.

8.2Cooperation. Buyer and Sellers shall cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder. The Party responsible for filing the particular Tax Return in accordance with Section 8.1 shall control the conduct of any audit or contest relating to such Tax Return, taking into account the reasonable requests of the other Party with respect to the conduct of the audit or contest. Notwithstanding any
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provision of this Agreement to the contrary, Buyers shall control any Tax audit or contest that relates to a Tax period ending on or before the Closing Date or a Straddle Period that is not described in the preceding sentence, and Seller shall be permitted to participate in, but not control, any such Tax audit or contest. The controlling Party with respect to any Tax audit or contest hereby agrees: (i) to provide, or cause to be provided, to the other party copies of all correspondence received from or delivered to the applicable taxing authority; (ii) to confer with the other Party, as the other Party may reasonably request from time to time with respect to such Tax audit or contest; (iii) to allow the other Party (or its counsel) to participate in such Tax audit or contest at the other Party’s expense; and, (iv) except with respect to any Tax contest controlled by Buyers and which relates wholly to periods commencing after the Closing Date, not to settle or close the Tax audit or contest without the consent of the other Party (which consent shall not be unreasonably withheld or delayed).

8.3Books and Records. Buyers and Seller shall (i) retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations (and, to the extent notified by Buyers or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority and (ii) to give the other party reasonable written notice prior to transferring, destroying or discharging any such books and records and, if the other party so requests, Seller and Buyers, as the case may be, shall allow the other party to take possession of such books and records. Seller and Buyers further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be reasonably necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated by this Agreement).

8.4Tax Election and Allocation. The Company has or will make a 754 election in accordance with Section 754 of the Code. Schedule 8.4 sets forth the allocation of the Purchase Price among the assets of the Company for federal income tax purposes in accordance with Sections 743,755, and 1060 of the Code and the Treasury Regulations thereunder. Buyers and Seller shall report, act, and file Tax Returns (including, but not limited to filing a 743 statement to be attached to the Company’s Form 1065 for the taxable year in which the Closing Date occurs) in all respects and for all purposes consistent with such election and allocations and shall not file any Tax Return or other documents or otherwise take any position with respect to Taxes that is inconsistent with such election or allocation.

8.5Tax Treatment of Indemnity Payments. The Parties shall treat any indemnification payment made pursuant to this Agreement as adjustments to the Purchase Price for Tax purposes.

8.6Transfer Taxes. All Transfer Taxes incurred in connection with this Agreement and the transactions shall be borne by Buyers. Buyers shall file, to the extent required by applicable Law, all necessary Tax Returns and other documentation with respect to such Transfer Taxes. Seller shall, to the extent required by Law, join in the execution of any such Tax Return.
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8.7Bipartisan Budget Act Provisions. If, under the Bipartisan Budget Act, an imputed underpayment is imposed with respect to the Company for any taxable year that ends before or includes the Closing Date, the Parties agree to the application of Section 6226 of the Code with respect to such imputed underpayment, which, for the avoidance of doubt, shall include the timely making of a “push-out” election pursuant to Section 6226 of the Code, the timely filing or furnishing of all required reports and statements, and the taking of any other action, required by Section 6226 of the Code and the Treasury Regulations promulgated thereunder, to push out the Tax adjustments or imputed underpayment to members and former members of the Company to whom such imputed underpayment relates. Seller will cause the resignation of the “partnership representative” and “designated individual” with respect to the Company in favor of such persons as are nominated by Buyers.

9.Miscellaneous.

9.1Notices. All communications provided for hereunder shall be in writing and shall be deemed to be given when delivered (a) in person, (b) by email (provided that a receipt of such email is requested and received), (c) by private courier with receipt, or (d) five (5) days after being deposited in the United States mail, first-class, registered or certified, return receipt requested, with postage paid and addressed as follows:

If to Buyers:

Magnum Liquids Holdings, LLC
2603 Augusta Dr., Suite 900
Houston, Texas 77057
Attention: James K. Lam, Manager
Email: jlam@hvllc.com

and

Trafigura Sawtooth Holdings Inc.
1401 McKinney Street, Suite 1500
Houston, Texas 77010
Attention: Robert Kreider, Director
Email: Robert.Kreider@trafigura.com

If to Seller or Seller Parent:

NGL Supply Terminal Company, LLC
6120 South Yale Avenue, Suite 805
Tulsa, Oklahoma 74136
Attention: Robert W. Karlovich III, Executive Vice President & Chief Financial Officer
Email: trey.karlovich@nglep.com
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Copy to:

NGL Energy Partners LP
6120 South Yale Avenue, Suite 805
Tulsa, Oklahoma 74136
Attention: Kurston P. McMurray, Executive Vice President, General Counsel & Secretary
Email: kurston.mcmurray@nglep.com

or to such other address as Buyers or Seller (as applicable) shall designate by written notice.

9.2Expenses. Subject to Section 8.6, each Party shall pay its own expenses (such as legal, investment banker and accounting fees) incurred in connection with the origination, negotiation, execution and performance of this Agreement. Notwithstanding the foregoing, Seller shall pay the total premium and underwriting costs related to the R&W Insurance Policy, provided, however, Seller’s aggregate obligation for such premium and underwriting costs shall not exceed $357,000. For further clarification, Seller shall have no obligation with respect to any retention amount or deductible.

9.3Assignability. This Agreement shall inure to the benefit of and be binding on the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by Seller or either Buyer without the express prior written consent of Seller or Buyers, as applicable, in its sole discretion, and any attempted assignment without such consent shall be null and void; provided that each Buyer may assign this Agreement to an Affiliate of such Buyer without the consent of the other Parties as long as such Buyer remains obligated for all of the obligations of such Buyer hereunder. In no event shall any assignment or transfer hereunder serve to release or discharge the assigning Party from any of its duties and obligations hereunder, unless expressly released, in writing, by the non-assigning Party.

9.4Amendment; Waiver. This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by each of the Parties. No waiver by a Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by Buyers or Seller (as applicable). Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including without limitation any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants or agreements contained herein, and in any documents delivered or to be delivered pursuant to this Agreement and in connection with the Closing hereunder. The waiver by either Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

9.5No Third Party Beneficiaries. This Agreement is not intended, nor shall it be deemed, construed or interpreted, to confer upon any Person not a Party hereto any rights or remedies hereunder, except for the Buyer Indemnified Parties and Seller Indemnified Parties with respect to provisions under Section 7.
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9.6Governing Law. This Agreement and the rights and duties of the Parties hereunder shall be governed by, and construed in accordance with, the Laws of the State of Texas without giving effect to the principles thereof relating to conflicts of laws.

9.7Mandatory Forum Selection and Consent to Jurisdiction. Each Party irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of Texas located in Harris County, Texas, or if such court does not have jurisdiction, then the state courts of Harris County, Texas, for the purposes of any suit, action or other proceeding arising out of or related to this Agreement or any transaction contemplated hereby. Each Party agrees that it is subject to personal jurisdiction in Harris County, Texas. Each Party hereto further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth in Section 9.1 shall be effective service of process for any action, suit or proceeding in Harris County, Texas with respect to any matters to which it has submitted to jurisdiction as set forth above. Each Party hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in Harris County, Texas, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

9.8Entire Agreement. This Agreement and the schedules and exhibits hereto set forth the entire understanding of the Parties hereto with respect to the subject matter hereof.

9.9Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement shall not be affected and shall remain in full force and effect.

9.10Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. An electronic counterpart of this Agreement shall be sufficient to bind a Party hereto to the same extent as an original.

9.11Further Assurances. Upon request from time to time, the Parties shall execute and/or cause to be executed and delivered such other documents and instruments and shall do such other acts as may be reasonably necessary or desirable, to consummate the transactions contemplated hereby and to carry out the intent of this Agreement.

9.12Schedules and Exhibits. All exhibits and schedules hereto are hereby incorporated by reference and made a part of this Agreement. Any fact or item which is disclosed on any schedule or exhibit to this Agreement or in the Financial Statements so as to make its relevance to other representations made elsewhere in this Agreement or to the information called for by other schedules, annexes or exhibits to this Agreement reasonably apparent on its face shall be deemed to qualify such representations or to be disclosed on such other schedules, annexes or exhibits, as the case may be, notwithstanding the omission of a reference or cross-reference thereto. Any fact or item disclosed on any schedule or exhibit hereto shall not by reason only of such inclusion be deemed to be material and
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shall not be employed as a point of reference in determining any standard of materiality under this Agreement. In addition, matters reflected in the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected in such Disclosure Schedules, and any such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature.

9.13Specific Performance. The Parties agree that irreparable damage would occur in the event of any provision of this Agreement was not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

9.14Waiver of Jury Trial. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT BETWEEN THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

9.15Time. Time is of the essence in the performance of this Agreement in all respects.

[Signatures Follow on the Next Page]
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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first set forth above.

NGL SUPPLY TERMINAL COMPANY, LLC

By:        /s/ Robert W. Karlovich III
Name:    Robert W. Karlovich III
Title:        Executive Vice President & Chief Financial Officer

TRAFIGURA SAWTOOTH HOLDINGS INC.

By:        /s/ Robert Ashbridge Kreider
Name:    Robert Ashbridge Kreider
Title:        Director

By:        /s/ Corey Christopher Prologo
Name:    Corey Christopher Prologo
Title:        Director

MAGNUM LIQUIDS HOLDINGS, LLC

By:        /s/ James Lam
Name:    James Lam
Title:        Authorized Representative

NGL ENERGY PARTNERS LP

By:        s/ Robert W. Karlovich III
Name:    Robert W. Karlovich III
Title:        Executive Vice President & Chief Financial Officer

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